UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

September 24, 2014

Trulia, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35650	20-2958261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

116 New Montgomery Street, Suite 300

San Francisco, California 94105

(Address of principal executive offices, including zip code)

(415) 648-4358

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On September 3, 2014, Trulia, Inc. (“Trulia”) and Zillow, Inc. (“Zillow”) each announced that they had received a request for additional information and documentary material, commonly referred to as a “second request,” from the Federal Trade Commission (the “FTC”) in connection with Zillow’s pending acquisition of Trulia (the “Proposed Transaction”). The second requests extended the waiting period to consummate the Proposed Transaction under the Hart Scott-Rodino Antitrust Improvements Act of 1976 until the 30th day after substantial compliance by Trulia and Zillow with the second requests, unless terminated sooner by the FTC. On September 24, 2014, Zillow entered into an agreement (the “Timing Agreement”) with the FTC not to consummate the Proposed Transaction prior to 60 days after both Trulia and Zillow substantially comply with the second requests. The Timing Agreement does not prevent the parties from consummating the Proposed Transaction sooner if the FTC grants early termination, closes its investigation or accepts for public comment a proposed consent agreement settling the matter. Trulia and Zillow are preparing responses to the second requests and intend to comply with the second requests as promptly as possible. The parties anticipate that the Proposed Transaction will be completed in 2015.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, including statements related to the compliance by Trulia and Zillow with the second requests as promptly as possible and the anticipated timing of the completion of the Proposed Transaction. Forward-looking statements generally relate to future events. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Trulia’s expectations, strategy, plans or intentions. Trulia’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the ability of the parties to consummate the Proposed Transaction and satisfaction of closing conditions precedent to the consummation of the Proposed Transaction, including obtaining necessary regulatory approvals.

The forward-looking statements contained in this filing are also subject to other risks and uncertainties, including those more fully described in Trulia’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, as amended on May 23, 2014, and its Quarterly Report on 10-Q for the quarterly period ended June 30, 2014, and those under the caption “Risk Factors” in the Registration/Joint Proxy Statement (as defined below). The forward-looking statements in this filing are based on information available to Trulia as of the date hereof, and Trulia disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, a new holding company, Zebra Holdco, Inc. (“Holdco”) has filed with the SEC a registration statement on Form S-4 (the “Registration/Joint Proxy Statement”), which includes a registration statement and preliminary prospectus with respect to

Holdco’s shares to be issued in the Proposed Transaction and a preliminary joint proxy statement of Trulia and Zillow with respect to the Proposed Transaction. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION /JOINT PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS, AND THE FINAL REGISTRATION/JOINT PROXY STATEMENT WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Registration /Joint Proxy Statement at the SEC’s website at www.sec.gov. Copies of the Registration/Joint Proxy Statement, and the filings that are incorporated by reference therein, may also be obtained, without charge, by contacting Trulia Investor Relations at (415) 400-7238 or going to Trulia’s website, www.trulia.com, under the tab “Investor Relations”. These documents may also be obtained, without charge, by contacting Zillow Investor Relations at (206) 470-7137 or by going to Zillow’s website, www.zillow.com, under the heading “Investors”.

Certain Information Regarding Participants

The respective directors and executive officers of Trulia and Zillow and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Trulia or Zillow security holders in connection with the Proposed Transaction is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. In addition, information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014, and information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration /Joint Proxy Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRULIA, INC.

By:	/s/ Scott Darling
Scott Darling Vice President and General Counsel

Date: September 24, 2014